ANTHONY MICHAEL PANEK

Attorney

Direct Dial: 801.323.2214

Mobile: 801.608.6017

apanek@fabianvancott.com

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Torque Lifestyle Brands, Inc.
Offering Statement on Form 1-A
Filed October 22, 2020
File No. 024-11350

November 23, 2020

Ladies and Gentlemen:

Thank you for your comments of November 12, 2020 regarding the Offering Statement of Torque Lifestyle Brands, Inc. (“we”, “us”, “our”). We appreciate the opportunity to respond to your comments.

Offering Statement of Form 1-A filed October 22, 2020

1.	Please update your cover page to include a cross-reference to the “Securities Being Offered” section.

We have updated the cover page to include said reference.

2.	The table labeled “$0.05 Per Share Offering Price” appears to indicate that you may be offering up to 160 million shares of common stock. However, the disclosure elsewhere in your offering statement indicates that you are only offering up to 16 million shares. Please reconcile your disclosure.

We have changed any reference to an “up to” number of shares to 160,000,000 as the highest number of shares to be offered, except in circumstances specifically relating to an offering price at the highest end of our range, $0.50.

3.	We note your disclosure that Section 6 of your subscription agreement provides that the State of New York is the exclusive forum for all actions and proceedings relating to the subscription agreement, other than actions arising under federal securities laws. However, the governing law provision in the subscription agreement filed as an exhibit to your offering statement provides that while New York law governs the subscription agreement, the federal and state courts of the State of California are the exclusive forum for all actions and proceedings relating to the subscription agreement. Please update your disclosure accordingly or advise.

ATTORNEYS AT LAW

215 South State Street, Suite 1200

Salt Lake City, UT 84111-2323

Tel: 801.531.8900 Fax: 801.596.2814

www.fabianvancott.com

Please also update your disclosure here to briefly discuss the jury trial waiver provision in the subscription agreement and whether the exclusive forum and jury trial waiver provisions apply to claims other than in connection with this offering.

We have made the update to the subscription agreement attached to the filing as Exhibit 4.1.

Additionally, we have added language to the offering statement on page 8 to describe the jury trial waiver provision and to specify that the provision applies only in relation to claims in connection with this offering.

4.	We note your disclosure here and elsewhere in the body of your document indicating that you had 149,449,998 shares of common stock outstanding as of September 30, 2020. However, (i) the disclosure in Part 1, Item 1 of your offering statement and on page F-12 of your financial statements indicates that you have 373,625 shares of common stock outstanding and (ii) the disclosure in Part 1, Item 4 of your offering statement indicates that you have 373,942 shares of common stock outstanding. Please reconcile your disclosure or advise.

We further note that your disclosure here and in "Security Ownership of Management and Certain Shareholders" indicates that you would have up to 549,449,998 shares of common stock outstanding if your outstanding shares of preferred stock are converted to common. However, your Certificate of Amendment filed as Exhibit 3.1 indicates that your articles of incorporation only authorize 500,000,000 shares of common stock. Please update your disclosure or advise.

149,449,998 shares of common stock outstanding is in reference to the pre-split number. Where appropriate we have updated the offering statement throughout to reflect the actual outstanding number of shares of common stock, 373,942 shares.

This miscalculation also affected the disclosure in the “Security Ownership of Management and Certain Shareholders” section. Based upon the correct number of outstanding shares, the maximum number of shares that would be outstanding upon a full conversion of the preferred stock is 400,373,942. The table and percentages in that section on page 22 have been revised and updated to take this recalculation into account.

5.	Please label your statements of operations and comprehensive loss and stockholders’ equity “for the years ended” June 30, 2020 and 2019 to clarify.

We have revised the statements as requested to clarify.

6.	Please label the interim financial statements to clarify the duration of the periods ending September 30. It appears you provided financial statements for the twelve months ended September 30. If you choose to provide interim financial statements, the statements of operations, stockholders’ equity and cash flows should be for the period since the fiscal year-end, e.g. for the three months ending September 30, 2020 and 2019. Refer to (b)(5) of Part F/S of Form 1-A. Note it appears interim financial statements may not be required yet pursuant to section (b)(3) of Part F/S. Please remove or revise accordingly.

We have revised the interim financial statements accordingly.

7.	Please file all amendments to your articles of incorporation as exhibits to your offering statement. Please see Item 17.2. of Form 1-A.

The majority of the amendments pertained to name changes we underwent since incorporation. We have included the each of these amendments as an independent exhibit.

We have prepared our offering for qualification in Colorado. Thank you for the opportunity to respond to your questions to our Offering Statement. If you have additional questions or comments, please contact me at apanek@fabianvancott.com

Sincerely,

/s/ Anthony Michael Panek

Anthony Michael Panek

Fabian VanCott

Cc: David Lovatt

Chief Executive Officer

Torque Lifestyle Brands, Inc.

1732 1st Avenue #25955

New York, New York 10128